FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other News

Item 1

OTHER NEWS

Subject: Company Update

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below disclosure to the Indian Stock Exchanges:

The Bank is filing the below disclosure with the stock exchanges as the article displayed in the weblink: https://www.firstpost.com/business/videocon-loan-case-icici-bank-gave-rs-650-cr-loan-to-dhoots-group-company-that-had-a-turnover-of-just-rs-75-cr-4416037.html has carried erroneous information which the Bank has requested the issuer to immediately rectify or delete.

We request the Exchanges to take on record the below statement:

“In FY2012, ICICI Bank had participated in consortia for a debt consolidation programme of the existing loans to Videocon Industries and 12 associate companies, collectively called the ‘Videocon Group’. ICICI Bank was not the lead bank in this consortium and the Information Memorandum for the loans were prepared by other banks. The Bank did not provide individual facility to any of the five companies mentioned.

As part of this programme, the consortium assessed the financials of Videocon Industries Ltd. as well the consolidated financials of the group. The structure enabled the consortium to pool the cash flow of all the obligor companies towards debt servicing. Accordingly banks in the consortium created their ‘right’ or ‘charge’ over the assets of all the obligor companies. The 12 associate companies of Videocon Industries were  made ‘co-obligors’ of the loan, which meant that they were obligated to pay for the loan in case of default by their group.

These ‘charges’ were filed with the Registrar of Companies (ROC). Further, the image that you have carried in your story represents the Bank’s filing for its ‘rights’ over the assets of the companies as collateral for a loan.

It is pertinent to note that ICICI Bank did not give individual loans to any of the five companies as inaccurately mentioned in your story. As is evident from the above, your article is not based on facts and is giving a totally wrong impression to your readers.

Hence, we request you to immediately remove the article.”

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	April 4, 2018	By:	/s/ Ranganath Athreya
			Name :	Mr. Ranganath Athreya
			Title :	General Manager & Joint Company Secretary